

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50





05005014

Date December 30, 2004
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i. A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

dlw 1/11

Enclosure

- **Mecanovis to remain with Unaxis**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com

Media release

Mecanovis to remain with Unaxis

Balzers FL, December 30, 2004 – Within the framework of the previously announced development of Unaxis Corporation as a whole and the restructuring of its Semiconductor Equipment Segment in particular, Unaxis Holding Inc. and Liechtenstein-based Büchel Holding AG have agreed that the manufacturing firm, Mecanovis AG, is to stay within Unaxis Corporation's group of companies. Remaining a part of Unaxis Corporation ensures that Mecanovis AG will continue to be capable of product delivery.

Mecanovis, headquartered in Trübbach SG, is in charge of the manufacturing activities previously conducted by Balzers AG and, with its approximate 150 employees, produces mechanical components and subassemblies.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services based on thin-film and vacuum technology. Unaxis' commercial activities are conducted via its five segments: Coating Services (protective coatings for precision tools and components); Vacuum Solutions (vacuum technology); Data Storage Solutions (data storage devices); Components and Special Systems (optical components and aerospace technology); and Semiconductor Equipment (semiconductor-related activities). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved comparable year-on-year sales of CHF 1.610 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 80 subsidiaries in 25 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com